REGISTRATION NO. 333-45040
                                                               ICA NO. 811-10103

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-1A
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933:

                      Pre-Effective Amendment No. 4                    [X]

                      Post-Effective Amendment No. ___

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940:

                      Amendment No.  4                                 [X]

                        (Check Appropriate Box or Boxes)

                         SATUIT CAPITAL MANAGEMENT TRUST
                         -------------------------------
               (Exact Name of Registrant as Specified in Charter)

                        c/o American Data Services, Inc.
                         The Hauppauge Corporate Center
                                150 Motor Parkway
                            HAUPPAUGE, NEW YORK 11788
                            -------------------------
               (Address of Principal Executive Offices)(Zip Code)

                                 (631) 951-0500
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

                                  Michael Miola
                          American Data Services, Inc.
                         The Hauppauge Corporate Center
                                150 Motor Parkway
                            HAUPPAUGE, NEW YORK 11788
                            -------------------------
                     (Name and Address of Agent For Service)

                                 WITH A COPY TO:
                                 --------------

                             Thomas R. Westle, Esq.
                             Spitzer & Feldman P.C.
                                 405 Park Avenue
                               New York, NY 10022

                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                 -----------------------------------------------
                 (Approximate Date of Proposed Public Offering)

                          SHARES OF BENEFICIAL INTEREST
                          -----------------------------
                     (Title of Securities Being Registered)

         The Registrant declares that an indefinite amount of its shares of beneficial interest is being registered by the Registration Statement pursuant to Section 24(f) under the Investment Company Act of 1940, as amended, and Rule 24F-2 thereunder.

                          SATUIT CAPITAL MICRO CAP FUND

                                   A SERIES OF

                         SATUIT CAPITAL MANAGEMENT TRUST



                         PROSPECTUS DATED ________, 2000



                                     [LOGO]




                         SATUIT CAPITAL MANAGEMENT, LLC
                               INVESTMENT ADVISER



The SATUIT CAPITAL MICRO CAP FUND, a series of SATUIT CAPITAL MANAGEMENT TRUST, seeks to provide investors with long-term capital appreciation by investing in a diversified portfolio of U.S. common stocks with market capitalizations under $500 million that the Adviser believes exhibit reasonable valuations and favorable growth prospects.

This Prospectus, dated __________, 2000, concisely describes the information about the Fund that you ought to know before investing. Please read it carefully before investing and retain it for future reference. A Statement of Additional Information ("SAI") about the Fund, dated ____________, 2000, is available free of charge and may be obtained by writing Satuit Capital Management Trust, c/o American Data Services, The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788 or calling (888) 280-5956. The SAI has been filed with the Securities and Exchange Commission and is incorporated in its entirety by reference in this Prospectus.


These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal

TABLE OF CONTENTS
                                                                          PAGE
RISK RETURN SUMMARY..........................................................2
PERFORMANCE..................................................................4
MANAGEMENT...................................................................7
YOUR ACCOUNT.................................................................8
HOW TO OPEN AN ACCOUNT AND PURCHASE  SHARES..................................9
HOW TO SELL (REDEEM) SHARES OF THE FUND.....................................11
WHEN AND HOW NAV IS DETERMINED..............................................14
DISTRIBUTIONS...............................................................14
FEDERAL TAX CONSIDERATIONS..................................................15
PERFORMANCE COMPARISONS.....................................................16
CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT.....................16
COUNSEL AND INDEPENDENT AUDITORS............................................16
FINANCIAL HIGHLIGHTS........................................................16
ORGANIZATION................................................................17
FOR MORE INFORMATION........................................................18

RISK RETURN SUMMARY

The following discussion describes the investment objective and principal investment strategies and risks of the Fund. The investment objective of the Fund is a fundamental policy and cannot be changed without the approval of a majority of the Fund's outstanding shares. As with any mutual fund, there can be no guarantee that the investment objective of the Fund will be achieved.

[GRAPHIC OMITTED]
INVESTMENT OBJECTIVES

The Fund's investment objective is to provide investors with long-term capital appreciation.


[GRAPHIC OMITTED]
PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing at least 85% of its net assets in a diversified portfolio of U.S. common stocks with market capitalizations under $500 million ("micro cap companies"). The Adviser will select portfolio securities which the Adviser believes exhibit reasonable valuations and favorable growth prospects.

                  The Adviser utilizes proprietary quantitative analysis of both value and growth characteristics to rank U.S. micro cap companies. Valuation and growth characteristics are equally weighted for purposes of ranking potential investments securities. Valuation analysis is used to determine the inherent value of the company and requires the analysis of financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios. Growth analysis is used to determine a company's potential for long-term dividends and earnings growth as determined by market-oriented factors such as market share, the launch of new products or services, the strength of its management and market demand. From these analyses, the Adviser ranks the companies that exhibit stable and growing valuation ratios and the most favorable dividends and earnings prospects and lists them on what it refers to as the Focus List.

                  The Adviser selects portfolio securities for investment by the Fund by subjecting the top 20% of the common stocks on the Focus List to a qualitative analysis of each company's valuation and growth characteristics in order to determine whether these characteristics are sustainable over the long term. Such analysis includes a more detailed review of each company's competitive position in its particular market sector, its business prospects and financial statements. The Adviser also regularly conducts personal interviews with company management, customers, suppliers and Wall Street analysts who provide research about the company's common stock in the stock market.

                  Portfolio securities may be sold as a result of adverse changes in the stock markets generally, or to a specific issuer, that results in poor relative performance. Portfolio securities may also be sold if the Adviser determines that the valuation and growth characteristics that formed the basis for purchasing a stock no longer meet the criteria for portfolio securities of the Fund.

[GRAPHIC OMITTED]PRINCIPAL RISKS OF INVESTING IN THE FUND.

         Investing in common stocks has inherent risks that could cause you to lose money. The principal risks of investing in the Fund are listed below and could adversely affect the NAV, total return and value of the Fund and your investment.

-- STOCK MARKET RISKS: Stock mutual funds are subject to stock market risks and significant fluctuations in value. If the stock market declines in value, the Fund is likely to decline in value and you could lose money on your investment.

-- STOCK SELECTION RISKS: The portfolio securities selected by the Adviser may decline in value or not increase in value when the stock market in general is rising and may fail to meet the Fund's investment objective.

-- INVESTMENT IN MICRO CAP COMPANIES. The Fund invests principally in companies with a market capitalization of $500 million or less (micro cap companies). Accordingly, the Fund may be subject to the additional risks associated with investment in companies with micro capital structures. These companies may (i) have relatively small revenues,
         (ii) have limited product lines or services, (iii) lack depth of management, (iv) lack the ability to obtain funds necessary for growth, and (v) feature products or services for which a market does not yet exist or may never be established. The increased risk involved with investment in micro cap companies may cause the market prices of their securities to be more volatile than those of larger, more established companies. Further, these securities tend to trade at a lower volume than do those of larger, more established companies. If the Fund is heavily invested in these securities, the net asset value ("NAV") of the Fund will be more susceptible to sudden and significant losses if the value of these securities decline.

You could lose money on your investment in the Fund, or the Fund may not perform as well as other possible investments. The Fund does not constitute a balanced or complete investment program and the NAV of its shares will fluctuate based on the value of the securities held by the Fund.


WHO MAY WANT TO INVEST IN THE FUND

We designed the Fund for investors desiring an investment alternative and who seek one or more of the following:

--       long-term capital appreciation;
--       a stock fund to complement a portfolio of more conservative investments;
--       a stock fund that uses a balanced approach of value and growth investing; or
--       a stock fund that invests in U.S. micro-cap companies.

The Fund may NOT be suitable for you if:

--       You need regular income or stability of principal;
--       You are pursuing a short-term goal or investing emergency reserves; or
--       You are pursuing an investment strategy that is highly speculative.

PERFORMANCE

No prior performance information for the Fund is being presented because, to date, the Fund has not had annual returns for a full calendar year.

FEE TABLE

As an investor, you pay certain fees and expenses if you buy and hold shares of the Fund. The maximum transaction costs and total annual expenses associated with investing in shares of the Fund are described in the table below and are further explained in the example that follows:



Shareholder Fees (fees paid directly from your investment)         none
Annual Fund Operating Expenses
(expenses that are deducted from fund assets)
Management Fees                                                    1.50%
Distribution and/or Service (rule 12b-1) Fees                      none
Other Expenses(1)(2)                                               1.30%
                                                                   -----
Total Annual Fund Operating Expenses(2)                            2.80%
------------------------------
(1) Other Expenses includes, among other expenses, administrative, custody, transfer agency and shareholder servicing fees.
(2) Other Expenses and Total Annual Fund Operating Expenses are based on estimated amounts for the current fiscal year assuming $10 million in average annual net assets.


Example

         This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

         The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% rate of return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:




     1 YEAR          3 YEARS
      $283             $868


INVESTMENT STRATEGIES

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing at least 85% of its net assets in a diversified portfolio of common stocks of 85 to 125 U.S. micro cap companies. The Adviser believes that micro cap securities which exhibit a combination of reasonable valuations and above average growth rates will, over the long term, outperform the broader stock market and provide superior investment returns to investors. To that end, the Adviser generally seeks to identify common stocks of companies which are currently priced below the Adviser's estimation of their potential, have earnings that may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, or structural changes in the economy.

The process to select portfolio securities of the Fund occurs in two stages. First, the Adviser utilizes proprietary quantitative analysis of both value and growth characteristics to rank U.S. companies with market capitalizations under $500 million. The Adviser uses valuation analysis to determine the inherent value of a company. Such analysis includes a review of a company's financial information such as price to book ratios, price to sales ratios, return on equity ratios, and return on assets ratios. The Adviser uses growth analysis to determine a company's potential for long-term growth. Such analysis involves evaluating a company's dividends and earnings prospects based on its potential for revenue growth due to growing market share, the launch of new products or services, the strength of its management and its financial condition. Companies that exhibit stable and growing valuation ratios and the most favorable dividends and earnings prospects are listed on what the Adviser refers to as the Focus List.

The second stage of the selection process requires subjecting the top 20% of the ranked common stocks on the Focus List to a detailed qualitative analysis in order to determine the sustainability of each company's valuation and growth characteristics over the long term. Such analysis includes a review of each company's market sector, competitive position within that market sector, and business prospects in addition to regularly conducting personal interviews with company management, major customers and suppliers, and Wall Street analysts who cover the stocks being evaluated.

The Advisor will constantly monitor the Fund's investment portfolio's positions for adverse changes in the Fund's investment portfolio's. Portfolio securities may be sold as a result of adverse changes in the stock markets generally, or to a specific issuer, that results in poor relative performance. Portfolio securities may also be sold if the Adviser determines that the valuation and growth characteristics that formed the basis for purchasing a stock no longer meet the criteria for portfolio securities of the Fund.

TEMPORARY DEFENSIVE STRATEGY

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in order to respond to adverse market, economic, political, or other unfavorable conditions. Under these circumstances, the Fund may invest a substantial portion of its assets in high quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include commercial paper, certificates of deposit, bankers' acceptances, and U.S. Government securities. When the Fund is making such defensive investments, the Fund may not achieve its investment objective.

PORTFOLIO TURNOVER

As stated above, the Adviser recognizes that investment management is a dynamic process and thus will constantly monitor and reevaluate the Fund's investments in order to maximize, to the extent possible, the capital appreciation of the investment portfolio. This process allows the Adviser to determine whether any of the Fund's investments have lost value or whether securities not held by the Fund seem poised for growth under developing market conditions and to adjust the Fund's holdings accordingly. The Adviser does not anticipate this process to result in high portfolio turnover and does not intend to aggressively trade the Fund's assets. The Fund expects that its annual portfolio turnover rate will be, under normal conditions, between 50% and 75%.

MAIN RISKS

All mutual funds carry a certain amount of risk, which may cause you to lose money on your investment. The following describes the primary risks of investing in the Fund based on the Fund's specific investment objective and strategies. As all investment securities are subject to inherent market risks and fluctuations in value due to earnings, economic and political conditions and other factors, the Fund cannot give any assurance that its investment objective will be achieved. In addition, you should be aware that as of the date of this Prospectus the Fund had no operating history.

STOCK MARKET RISKS

The net asset value of the Fund will fluctuate based on changes in the value of the securities held in the investment portfolio. The stock market is generally susceptible to volatile fluctuations in market price. Market prices of securities in which the Fund invests may be adversely affected by an issuer's having experienced losses or by the lack of earnings or by the issuer's failure to meet the market's expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer. The value of the securities held by the Fund is also subject to the risk that a specific segment of the stock market does not perform as well as the overall market. Under any of these circumstances, the value of the Fund's shares and total return will fluctuate, and your investment may be worth more or less than your original cost when you redeem your shares.

STOCK SELECTION RISKS

Like all managed funds, there is a risk that the Adviser's strategy for managing the Fund may not achieve the desired results. The portfolio securities selected by the Adviser may decline in value or not increase in value when the stock market in general is rising and may fail to meet the Fund's investment objective. In addition, the price of common stock moves up and down in response to corporate earnings and developments, economic and market conditions and anticipated events. As a result, the price of the Fund's investments may go down and you could lose money on your investment.

INVESTMENT IN MICRO-CAPITALIZATION COMPANIES

The Fund invests in micro-capitalization companies (generally a market capitalization of $500 million or less). Accordingly, the Fund may be subject to the additional risks associated with investment in companies with smaller capital structures. Historically, stocks of micro cap companies have been more volatile than stocks of larger companies and are, therefore, more speculative than investments in larger companies. Among the reasons for the greater price volatility are the following: (1) the less certain growth prospects of micro cap companies; (2) the lower degree of liquidity in the markets for such stocks; and
(3) the greater sensitivity of micro cap companies to changing economic conditions. Besides exhibiting greater volatility, micro cap company stocks may, to a degree, fluctuate independently of larger company stocks. Micro cap company stocks may decline in price as large company stocks rise, or rise in price as large company stocks decline. You should therefore expect that the value of Fund shares to be more volatile than the shares of mutual funds investing primarily in larger company stocks. Further, stocks of micro cap companies tend to trade at a lower volume than do those of larger companies. If the Fund is heavily invested in these securities and the value of these securities suddenly decline, the net asset value of the Fund will be more susceptible to sudden and significant losses.

MANAGEMENT

BOARD OF TRUSTEES

The business of the Fund is managed under the direction of the Board of Trustees (the "Board") of Satuit Capital Management Trust (the "Trust"). The Board formulates the general policies of the Fund and meets periodically to review the Fund's performance, monitor investment activities and practices, and discuss other matters affecting the Fund.

THE ADVISER

Satuit Capital Management, LLC (the "Adviser"), 146 Front Street, Suite 204, Mill Wharf Plaza, Scituate, Massachusetts 02066, serves as investment adviser to the Fund. Subject to the general supervision and control of the Board, the Adviser makes investment decisions for the Fund. The Adviser is a recently organized, privately held corporation that has been continuously registered with the U.S. Securities & Exchange Commission since August 16, 2000. The Adviser has no previous experience serving as an investment adviser to a registered mutual fund.

Under the terms of its investment advisory agreement with the Fund, the Adviser is responsible for formulating the Fund's investment programs, making day-to-day investment decisions and engaging in portfolio transactions. The Adviser also furnishes corporate officers, provides office space, services and equipment and supervises all matters relating to the Fund's operations. For its services, the Adviser receives an advisory fee at an annual rate of 1.50% of the average daily net assets of the Fund.

PORTFOLIO MANAGER

ROBERT J. SULLIVAN, the Portfolio Manager of the Fund, has been the Chief Investment Officer of the Adviser since June, 2000 and is primarily responsible for implementing the day-to-day management of the Fund's investment operations. Mr. Sullivan, who has over 15 years of investment and financial services experience, was formerly employed initially in 1993 by Cadence Capital Management as a Senior Equity Trader before being promoted and serving as Portfolio Manager and Senior Equity Analyst from 1997 to 2000. Cadence is an institutional asset management firm with over $6 billion in assets under management. Mr. Sullivan's responsibilities included direct research, analysis, and investment responsibility for the Capital Goods, Basic Materials, and Transportation sectors. From 1992 to 1993, prior to joining Cadence, Mr. Sullivan was employed as an institutional equity sales trader by Fidelity Capital Markets, the institutional block-trading desk of Fidelity Management & Research Company. Mr. Sullivan was employed from 1987 to 1992 by Bridge Information Systems as a sales and customer service representative with account responsibilities for both buy and sell side firms in Boston & New York. Mr. Sullivan holds a Bachelors of Science in Economics from the University of Maryland and holds Series 7, 22, and 63 licenses from the National Association of Securities Dealers, Inc.

OTHER EXPENSES

The Fund pays certain operating expenses directly, including, but not limited to custodian, audit and legal fees, costs of printing and mailing prospectuses, statements of additional information, proxy statements, notices, and reports to shareholders, insurance expenses, and costs of registering its shares for sale under federal and state securities laws.

ADMINISTRATOR

The Administrator of the Fund is American Data Services, Inc. ("ADS" or the "Administrator"), which has its principal office at The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788. ADS is primarily in the business of providing administrative, fund accounting and stock transfer services to retail and institutional mutual funds through its offices in New York and Denver, and as of the date of this Prospectus had assets under administration in excess of $4 billion.

ADS provides administrative, executive and regulatory services to the Fund. It supervises the preparation of the Fund's tax returns and coordinates the preparation of reports to and filings with the Securities and Exchange Commission and various state securities authorities, subject to the supervision of the Trust's Board of Trustees.

DISTRIBUTOR

AmeriMutual Funds Distributor, Inc. (the "Distributor"), an affiliate of the Administrator, has entered into a distribution agreement with the Trust to serve as the principal underwriter for the Fund and the distributor for the Fund's shares. The Distributor receives no compensation for distributing the Fund's shares.

SHAREHOLDER SERVICING

The Distributor is responsible for paying various shareholder servicing agents for performing shareholder servicing functions and maintaining shareholder accounts. These agents have written shareholder servicing agreements with the Distributor and perform these functions on behalf of their clients who own shares of the Fund. In consideration of these services, the Distributor is paid a monthly fee equal to one-quarter (0.25%) percent of the Fund's average daily net assets on an annualized basis.


YOUR ACCOUNT
[GRAPHIC OMITTED]


TYPES OF ACCOUNTS

 If you are making an initial investment in the Fund, you will need to open an account. You may establish the following types of accounts:

INDIVIDUAL, SOLE PROPRIETORSHIP AND JOINT ACCOUNTS. Individual and sole proprietorship accounts are owned by one person; joint accounts can have two or more owners. All owners of the joint account must sign written instructions to purchase or redeem shares or to change account information exactly as their names appear on the account. If you elect telephone privileges, however, redemption requests by telephone may be made by any one of the joint account owners.

UNIFORM GIFT OR TRANSFER TO MINOR ACCOUNTS (UGMA OR UTMA). Depending on the laws of your state, you may set up a custodial account under the Uniform Gift (or Transfers) to Minors Act. These custodial accounts provide a way to give a child up to $10,000 per year without paying Federal gift tax under the Uniform Gift (or Transfers) to Minors Act. To open a UGMA or UTMA account, you must include the minor's social security number on the application, and the custodian, or trustee, of the UGMA or UTMA must sign instructions in a manner indicating trustee capacity.

CORPORATE AND PARTNERSHIP ACCOUNTS. To open a corporate or partnership account, or to send instructions to the Fund, the following documents are required:

         -- For corporations, a corporate resolution signed by an authorized person with a signature guarantee.
         -- For partnerships, a certification for a partnership agreement, or the pages from the partnership agreement that identify the general partners.
         -- An authorized officer of the corporation or other legal entity must sign the application.

TRUST ACCOUNTS. The trust must be established before you can open a trust account. To open the account you must include the name of each trustee, the name of the trust and provide a certification for trust, or the pages from the trust document that identify the trustees.

RETIREMENT ACCOUNTS. The Fund currently does not offer new IRA accounts, including traditional IRA, Roth IRA, Rollover IRA, SEP-IRA, SIMPLE IRA and Keogh accounts. However, Fund shares may be purchased by existing retirement accounts. Before investing in any IRA or other retirement plan, you should consult your tax advisor. Whenever making an investment in a retirement account be sure to indicate the year in which the contribution is made.


HOW TO OPEN AN ACCOUNT AND PURCHASE  SHARES

Once you have chosen the type of account that you want toopen, you are ready to establish an account.

GENERAL INFORMATION

The Fund does not issue share certificates.

You will receive quarterly account statements and a confirmation of each transaction. You should verify the accuracy of all transactions in your account as soon as you receive your account statement.

During unusual market conditions, the Fund may temporarily suspend or discontinue any service or privilege.

MINIMUM INITIAL PURCHASES

The Fund accepts investments in the following minimum amounts:

  ------------------------------------------------------------------------------
                                         MINIMUM INITIAL      MINIMUM SUBSEQUENT
                                           INVESTMENT            INVESTMENT
  ---------------------------------- ---------------------- --------------------
  Individual, Sole proprietorship
  or Joint accounts                         $1,000                  $250
  ---------------------------------- ---------------------- --------------------

  Corporate, partnership or
  trust accounts                            $1,000                 $250
  ---------------------------------- ---------------------- --------------------

  Uniform  Gift or Transfer
  to a  Minor Accounts (UGMA, UTMA)         $1,000                 $250
  ---------------------------------- ---------------------- --------------------

  Individual Retirement
  Accounts (IRA)                            $1,000                 $100
  ---------------------------------- ---------------------- --------------------


YOU MUST COMPLETE AND SIGN AN APPLICATION FOR EACH ACCOUNT YOU OPEN WITH THE
FUND.

The price for the Fund's shares is the Fund's net asset value per share or NAV. We determine the NAV as of the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern time) every day that the NYSE is open. We will price your order at the next NAV calculated after the Fund receives your order. For more information on how we price shares, see "WHEN AND HOW NAV IS DETERMINED" on page 17.

METHOD OF PURCHASE
------------------

BY TELEPHONE

To open an account by telephone, call (888) 280-5956 to obtain an account number and instructions. We will take information necessary to open your account, including your social security or tax identification number, over the phone.

After you have obtained an account number, you may purchase shares of the Fund by wiring federal funds. Your bank may charge a fee for doing this. You should instruct your bank to wire funds to:

         Custodial Trust Company
         ABA # 031207526
         CTC NJ/BNF = Satuit Micro Cap Fund
         Account # 114-80040
         Shareholder Account No. ___________________

You will then need to mail a signed account application to:

         Satuit Capital Micro Cap Fund
         c/o American Data Services, Inc.
         P.O. Box 5536
         Hauppauge, NY 11788-0132

BY MAIL

You may also open an account by mailing a completed and signed account application, together with a check made payable to the Satuit Capital Micro Cap Fund, to:

         Satuit Capital Micro Cap Fund
         c/o American Data Services, Inc.
         P.O. Box 5536
         Hauppauge, NY 11788-0132

AUTOMATIC INVESTMENT PLANS

You may invest a specified amount of money in the Fund once or twice a month on specified dates pursuant to an Automatic Investment Plan ("AIP"). These payments are taken from your bank account by automated clearinghouse ("ACH") payment. The minimum investment for an AIP is $100.

To open an AIP account, call or write to us to request an "Automatic Investment" form. Complete and sign the form, and return it to us along with a voided check for the bank account from which payments will be made.

TRANSACTIONS THROUGH THIRD PARTIES

You may buy and sell shares of the Fund through certain brokers (and their authorized agents) that have made arrangements with the Fund's distributor to sell Fund shares. When you place your order with such a broker or its authorized agent, your order is treated by the broker as if you had placed it directly with the Fund, and you will pay or receive the next price calculated by the Fund. The broker (or authorized agent) is responsible for processing your order correctly and promptly, keeping you advised regarding the status of your individual account, confirming your transactions and ensuring that you receive copies of the Fund's current prospectus. The broker (or its authorized agent) may charge you a fee for handling your order.

HOW TO PAY FOR YOUR PURCHASE OF SHARES

You may purchase shares of the Fund by check, ACH payment, or wire. All payments must be in U.S. dollars.

CHECKS. All checks must be drawn on U.S. banks and made payable to "Satuit Capital Micro Cap Fund." No other method of check payment is acceptable (for instance, you may not pay by travelers check).

ACH PAYMENTS. Instruct your financial institution to make an ACH payment to us. These payments typically take two days. Your financial institution may charge you a fee for this service.

WIRES. Instruct your financial institution to make a Federal funds wire payment to us. Your financial institution may charge you a fee for this service. See page 11 for wiring instructions.

LIMITATIONS ON PURCHASES

The Fund reserves the right to refuse any purchase request, particularly requests that could adversely affect the Fund or its operations. This includes those from any individual or group who, in the Fund's view, is likely to engage in excessive trading (usually defined as more than four exchanges out of the Fund within a calendar year).

CANCELED OR FAILED PAYMENTS

The Fund accepts checks and ACH transfers at full value subject to collection. If your payment for shares is not received or you pay with a check or ACH transfer that does not clear, your purchase will be canceled. You will be responsible for any losses or expenses incurred by the Fund or the Transfer Agent, and the Fund may redeem other shares you own in the account as reimbursement. The Fund and its agents have the right to reject or cancel any purchase, exchange, or redemption due to nonpayment. IF WE CANCEL YOUR PURCHASE DUE TO NON-PAYMENT, YOU WILL BE RESPONSIBLE FOR ANY LOSS THE FUND INCURS. WE WILL NOT ACCEPT CASH OR THIRD-PARTY CHECKS FOR THE PURCHASE OF SHARES.


HOW TO SELL (REDEEM) SHARES OF THE FUND

You have the right to sell ("redeem") all or any part of your shares subject to certain restrictions. Selling your shares in the Fund is referred to as a "redemption" because the Fund buys back its shares. We will redeem your shares at the NAV next computed following receipt of your redemption request in proper form. See "Redemption Procedures" below.

We will mail your redemption proceeds to your current address or transmit them electronically to your designated bank account. Except under certain emergency conditions, we will send your redemption to you within 7 days after we receive your redemption request. During unusual market conditions, the Fund may suspend redemptions or postpone the payment of redemption proceeds, to the extent permitted under the Federal securities laws. Delays may occur in cases of very large redemptions, excessive trading or during unusual market conditions. If you purchase your shares by check, the Fund may delay sending the proceeds from your redemption request until your check has cleared. This could take up to 15 calendar days.

The Fund cannot accept requests that specify a certain date for redemption or which specify any other special conditions. Please call (888) 280-5956 for further information regarding redemptions. WE WILL NOT PROCESS YOUR REDEMPTION REQUEST IF IT IS NOT IN PROPER FORM (SEE "REDEMPTION PROCEDURES"). HOWEVER, WE WILL NOTIFY YOU IF YOUR REDEMPTION REQUEST IS NOT IN PROPER FORM.

REDEMPTION PROCEDURES

BY MAIL

To redeem shares of the Fund, your redemption request must be in proper form. To redeem by mail, prepare a written request including:

o     Your name(s) and signature(s);
o     The name of the Fund, and your account number;
o     The dollar amount or number of shares you want to redeem;
o     How and where to send your proceeds;
o A signature guarantee, if required (see "Signature Guarantee Requirements" below); and
o Any other legal documents required for redemption requests by corporations, partnerships or trusts.

Mail your request and documentation to:

         Satuit Capital Micro Cap Fund
         c/o American Data Services, Inc.
         P.O. Box 5536
         Hauppauge, NY 11788-0132

BY WIRE

You may only request payment of your redemption proceeds by wire if you have previously elected wire redemption privileges on your account application or a separate form.

Wire requests are only available if your redemption is for $10,000 or more.

To request a wire redemption, mail or call us with your request. If you wish to make your wire request by telephone, however, you must have previously elected telephone redemption privileges.

BY TELEPHONE

We accept redemption requests by telephone only if you have elected telephone redemption privileges on your account application or on a separate form.

To redeem shares by telephone, call us with your request. You will need to provide your account number and the exact name(s) in which the account is registered. We may also require a password or additional forms of identification.

Your proceeds will be mailed to you or wired to you (if you have elected wire redemption privileges - See "By Wire" above)

Telephone redemptions are easy and convenient, but this account option involves a risk of loss from unauthorized or fraudulent transactions. We will take reasonable precautions to protect your account from fraud. You should do the same by keeping your account information private and by reviewing immediately any account statement and transaction confirmations that you receive. Neither the Fund nor the Transfer Agent will be responsible for any losses due to telephone fraud, so long as we have taken reasonable steps to verify the caller's identity.

AUTOMATIC REDEMPTION

If you own shares of the Fund with an aggregated value of at least $10,000, you may request a specified amount of money from your account once a month or once a quarter on a specified date. These payments are sent from your account to a designated bank account by ACH payment. Automatic requests must be for at least $100.

To set up periodic redemptions automatically, call or write the Fund for an "Automatic Redemption" form. You should complete the form and mail it to the Fund with a voided check for the account into which you would like the redemption proceeds deposited.

SIGNATURE GUARANTEE REQUIREMENTS

To protect you and the Fund against fraud, signatures on certain requests must have a "signature guarantee." For requests made in writing a signature guarantee is required for any of the following:

         --    Redemption of over $5,000 worth of shares;
         --    Changes to a record name or address of an account;
         --    Redemption from an account for which the address or account registration has changed within the last 30 days;
         --    Sending proceeds to any person, address, brokerage firm or bank account not on record;
         --    Sending proceeds to an account with a different registration
               (name or ownership) from yours; or
         --    Changes to automatic investment or redemption programs,
               distribution options, telephone or wire redemption privileges, any other election in connection with your account. A signature guarantee verifies the authenticity of your signature. You can obtain one from most banking institutions or securities brokers, but NOT from a notary public.

SMALL ACCOUNTS

If the value of your account falls below $1,000, the Fund may ask you to increase your balance. If the account value is still below $1,000 after 30 days, the Fund will provide you with 60 days written notice in order to allow you a reasonable opportunity to increase the size of your account. If after the 60 days notice period, your account remains below $1,000, the Fund may close your account and send you the proceeds. The Fund will not close your account, however, if it falls below $1,000 solely as a result of a reduction in your account's market value.

TRANSFERRING REGISTRATION

You can transfer the registration of your shares in the Satuit Capital Micro Cap Fund to another owner by completing a transfer form and sending it to Satuit Capital Micro Cap Fund c/o American Data Services, Inc., P.O. Box 5536, Hauppauge, New York 11788-0132.

LOST ACCOUNTS

The Transfer Agent will consider your account "lost" if correspondence to your address of record is returned as undeliverable, unless the Transfer Agent determines your new address. When an account is "lost," all distributions on the account will be reinvested in additional shares of the Fund. In addition, the amount of any outstanding (unpaid for six months or more) checks for distributions that have been returned to the Transfer Agent will be reinvested and the checks will be canceled.

HOW TO CONTACT THE FUND

For more information about the Fund or your account, you may write to the Fund at:

         Satuit Capital Micro Cap Fund
         c/o American Data Services, Inc.
         P.O. Box 5536
         Hauppauge, NY 11788-0132

Or you may call toll free at (888) 280-5956

WHEN AND HOW NAV IS DETERMINED

The value of a single share of the Fund is known as its NAV per share. The Fund's NAV per share is normally calculated by the administrator of the Fund as of the close of the regular session of trading on the NYSE (normally 4:00 p.m., eastern standard time) on each weekday except days when the NYSE is closed. The Fund's NAV may be calculated earlier, however, if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission.

If a security or securities that the Fund owns are traded when the NYSE is closed (for example in an after-hours market) the value of the Fund's assets may be affected on days when the Fund is not open for business. In addition, trading in some of the Fund's assets may not occur on days when the Fund is open for business. The Fund's NAV is determined by taking the market value of all securities owned by the Fund (plus all other assets such as cash), subtracting all liabilities and then dividing the result (net assets) by the number of shares outstanding.

The Fund's securities are valued primarily on the basis of market quotations. Certain short-term securities are valued on the basis of amortized cost. If market quotations are not readily available for a security or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, then that security may be valued by another method that the Board of Trustees believes accurately reflects fair value. A security's valuation may differ depending on the method used for determining value.


DISTRIBUTIONS

As a shareholder, you are entitled to your share of the Fund's net income and capital gains on its investments. The Fund passes substantially all of its earnings along to its investors as distributions. When the Fund earns dividends from stocks and interest from bonds and other debt securities and distributes these earnings to shareholders, it is called a dividend distribution. The Fund realizes capital gains when it sells securities for a higher price than it paid. When net long-term capital gains are distributed to shareholders, it is called a capital gain distribution. Net short-term capital gains are considered ordinary income and are included in dividend distributions.

The Fund distributes dividends and capital gains, if any, annually. All distributions are reinvested in additional shares, unless you elect to receive distributions in cash. For Federal income tax purposes, distributions are treated the same whether they are received in cash or reinvested. Shares become entitled to receive distributions on the day after the shares are issued.

If you have elected to receive distributions in cash, and the postal or other delivery service returns your check to the Fund as undeliverable, you will not receive interest on amounts represented by the uncashed checks.

LONG-TERM VS. SHORT-TERM CAPITAL GAINS:
---------------------------------------

         -- Long-term capital gains are realized on securities held by the Fund for more than one year and are part of your capital gain distribution.


         -- Short-term capital gains are realized on securities held by the Fund for less then one year and are part of your dividend distributions



FEDERAL TAX CONSIDERATIONS

Your investment will have tax consequences that you should consider. Some of the more common federal tax consequences are described here but you should consult your tax consultant about your particular situation. Although it is not an investment objective, the Fund's Adviser will attempt to take into account the tax consequences of its investment decisions. However, there may be occasions when the Adviser's investment decisions will result in a negative tax consequence for the Fund's shareholders.

TAXES ON DISTRIBUTIONS. The Fund operates in a manner such that it will not be liable for Federal income or excise tax. Distributions, whether received in cash or reinvested in additional shares of the Fund, may be subject to local, state and federal taxes. Distributions of net investment income or short-term capital gain are taxable to you as ordinary income. Distributions of long-term capital gain are taxable to you as long-term capital gain, regardless of how long you have held your shares.

The Fund will mail reports containing information about the Fund's distributions during the year to you after December 31 of each year (by January 31st). Consult your tax advisor about the Federal, state and local tax consequences in your particular circumstances.

TAXES ON REDEMPTIONS OF SHARES. The sale of Fund shares is a taxable transaction for Federal income tax purposes. Your taxable gain or loss is computed by subtracting your tax basis in the shares from the redemption proceeds. Because your tax basis depends on the original purchase price and on the price at which any dividends may have been reinvested, you should keep your account statements so that you or your tax preparer will be able to determine whether a sale will result in a taxable gain or loss.

"BUYING A DIVIDEND." All distributions reduce the NAV of the Fund's shares by the amount of the distribution. Unless your investment is in a tax-deferred account, you may wish to avoid buying shares of the Fund shortly before a distribution. If you do purchase shares prior to a distribution, you will pay the full pre-distribution price for your shares and then receive part of your investment back as a taxable distribution.

TAX WITHHOLDING. The Fund may be required to withhold U.S. federal income tax at the rate of 31% from all taxable distributions and form proceeds from certain sales payable to shareholders who fail to provide the Fund with their correct social security or taxpayers identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Any such withheld amounts may be credited against the shareholder's U.S. federal income tax liability.

PERFORMANCE COMPARISONS

Advertisements and other sales literature may refer to the Fund's total return. The total return for the one, five and ten-year periods (or for the life of the Fund until the Fund is in existence for such longer periods) through the most recent calendar quarter represents the average annual compounded rate of return on an investment of $1,000 in the Fund invested at the public offering price. Total return may also be presented for other periods. All data are based on past investment results and do not predict future performance. Investment performance, which will vary, is based on many factors, including market conditions, portfolio composition and Fund operating expenses. Investment performance also often reflects the risks associated with the Fund's investment objective and strategies. These factors should be considered when comparing the Fund's investment results with those of other mutual funds and other investment vehicles.

Quotations of investment performance for any period when an expense limitation is in effect will be greater than if the limitation had not been in effect. Fund performance may be compared to that of various indexes.


CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Custodial Trust Company, 101 Carnegie Center, Princeton, New Jersey 08540-6231, serves as custodian for the Fund's cash and securities. The Custodian does not assist in, and is not responsible for, investment decisions involving assets of the Fund. ADS, the Fund's Administrator, located at The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788, also serves as the Fund's transfer and dividend disbursing agent. The Fund pays ADS the greater of $900 per month or $9.00 per year per account, plus out-of-pocket expenses, for rendering such transfer and dividend disbursement agency services.


COUNSEL AND INDEPENDENT AUDITORS

Legal matters in connection with the issuance of shares of the Fund are passed upon by Spitzer & Feldman P.C., 405 Park Avenue, New York, New York 10022. McCurdy & Associates, CPAs, Inc., 27955 Clemens Road, Westlake, Ohio 44145, have been selected as independent auditors for the Fund.


FINANCIAL HIGHLIGHTS

Because the Fund has been in operation for less than a year, no financial highlights are being reported for the Fund at this time

ORGANIZATION

The Satuit Capital Micro Cap Fund is a series of Satuit Capital Management Trust, a Delaware business trust that is registered with the SEC as an open-end, management investment company. The shares of Satuit Capital Management Trust may be offered in series in addition to the Satuit Capital Micro Cap Fund with distinct and separate investment objectives, strategies and policies.

It is not intended that meetings of the Fund's shareholders be held except when required by Federal or Delaware state law. All shareholders of the Fund are entitled to vote at shareholders' meetings. From time to time, large shareholders may control the Fund.

FOR MORE INFORMATION

     ADVISER                                SATUIT CAPITAL MANAGEMENT, LLC
                                            146 FRONT STREET, SUITE 204
                                            MILL WHARF PLAZA
                                            SCITUATE, MASSACHUSETTS 02066

     LEGAL COUNSEL                          SPITZER & FELDMAN P.C.
                                            405 PARK AVENUE
                                            NEW YORK, NEW YORK  10022

     INDEPENDENT AUDITORS                   MCCURDY & ASSOCIATES CPA'S, INC.
                                            27955 CLEMENS ROAD
                                            WESTLAKE, OHIO  44145

     ADMINISTRATOR, TRANSFER                AMERICAN DATA SERVICES, INC.
     AGENT AND FUND ACCOUNTANT              THE HAUPPAUGE CORPORATE CENTER
                                            105 MOTOR PARKWAY
                                            HAUPPAUGE, NEW YORK  11788

     CUSTODIAN                              CUSTODIAL TRUST COMPANY
                                            101 CARNEGIE CENTER
                                            PRINCETON, NEW JERSEY 08540-6231


The following documents are available free upon request:

         ANNUAL/SEMI-ANNUAL REPORTS. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its most recent fiscal year.

         STATEMENT OF ADDITIONAL INFORMATION. The SAI provides more detailed information about the Fund and is incorporated by reference into this Prospectus.

You may obtain free copies of both reports and the SAI, request other information and discuss your questions about the Fund by sending your request to:

          SATUIT CAPITAL MICRO CAP FUND
          C/O AMERICAN DATA SERVICES, INC.
          P.O. BOX 5536
          HAUPPAUGE, NEW YORK 11788-0132

          OR BY CALLING : (888) 280-5956

SEC: You may review and obtain copies of the Fund's information (including the SAI) at the SEC Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call (202) 942-8090 for information relating to the operation of the Public Reference Room. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:
PUBLICINFO@SEC.GOV, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-0102.

                  Investment Company Act File Number: 811-10103

                                     PART B

                          SATUIT CAPITAL MICRO CAP FUND

                                   A SERIES OF

                         SATUIT CAPITAL MANAGEMENT TRUST
                           146 FRONT STREET, SUITE 204
                                MILL WHARF PLAZA
                          SCITUATE, MASSACHUSETTS 02066
                                 (888) 280-5956




                       STATEMENT OF ADDITIONAL INFORMATION



                          _______________________, 2000


                                TABLE OF CONTENTS

                                                                            PAGE

Investment Objective, Policies and Restrictions............................... 2
Trustees and Executive Officers...............................................15
Investment Advisory and Other Services........................................16
Portfolio Transactions and Allocation of Brokerage............................20
Taxation......................................................................21
Voting and Ownership of Shares................................................22
Purchase of Shares............................................................22
Redemption of Shares..........................................................24
Dividends and Distributions...................................................22
Net Asset Value ..............................................................22
Performance Comparisons.......................................................23
Counsel and Independent Auditors..............................................25
Other Information.............................................................25
Appendix......................................................................25


This Statement of Additional Information ("SAI") provides general information about the Satuit Capital Micro Cap Fund (the "Fund"). This SAI is not a prospectus, but should be read in conjunction with the Fund's Prospectus dated _______________, 2000. Copies of the Prospectus may be obtained from the Fund by writing the Fund's Administrator at American Data Services, Inc., The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788 or by calling
(888) 280-5956 or (631) 951-0500.

                                    GLOSSARY

As used in this SAI, the following terms have the meanings listed.

"ADS" means American Data Services, Inc., the administrator, fund accountant, and transfer and dividend disbursing agent of the Fund.

"Adviser" means Satuit Capital Management, LLC.

"Board" means the Board of Trustees of the Trust.

"Code" means the Internal Revenue Code of 1986, as amended.

"Custodian" means the Custodial Trust Company, the custodian of the Fund's assets.

"Fund" means the Satuit Capital Micro Cap Fund, a separate series of the Trust.

"Moody's" means Moody's Investors Service.

"NRSRO" means a nationally recognized statistical rating organization.

"NAV" means net asset value.

"SEC" means the U.S. Securities and Exchange Commission.

"S&P" means Standard & Poor's.

"Trust" means Satuit Capital Management Trust, a Delaware business trust that is registered with the SEC as an open-end, management investment company, commonly referred to as a "mutual fund".

"U.S. Government Securities" means obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

"1933 Act" means the Securities Act of 1933, as amended.

"1940 Act" means the Investment Company Act of 1940, as amended.

THE FUND
--------

The Satuit Capital Micro Cap Fund (the "Fund") is a series of Satuit Capital Management Trust, a Delaware business trust organized on August 29th, 2000. The Fund's principal office is located at c/o American Data Services, Inc., The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788. The Fund is a diversified, open-end management investment company.

INVESTMENT OBJECTIVE, PRINCIPAL STRATEGIES AND PRINCIPAL RISKS
--------------------------------------------------------------

The Fund's investment objective is to provide investors with long-term capital appreciation. The Fund seeks to achieve its investment objective by investing at least 85% of its net assets in a diversified portfolio of U.S. common stocks with market capitalizations under $500 million. The Adviser will select portfolio securities which the Adviser believes exhibit reasonable valuations and favorable growth prospects.

The Adviser utilizes proprietary quantitative analysis of both value and growth characteristics to rank U.S. companies with market capitalizations under $500 million (micro-cap companies). Valuation and growth characteristics are equally weighted for purposes of ranking potential investments securities. Valuation analysis is used to determine the inherent value of the company and requires the analysis of financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios. Growth analysis is used to determine a company's potential for long-term dividends and earnings growth as determined by market-oriented factors such as market share, the launch of new products or services, the strength of its management and market demand. From these analyses, the Adviser ranks the companies that exhibit stable and growing valuation ratios and the most favorable dividends and earnings prospects and lists them on what it refers to as the Focus List.

The Adviser selects portfolio securities for investment by the Fund by subjecting the top 20% of the common stocks on the Focus List to a qualitative analysis of each company's valuation and growth characteristics in order to determine whether these characteristics are sustainable over the long term. Such analysis includes a more detailed review of each company's competitive position in its particular market sector, its business prospects and financial statements. The Adviser also regularly conducts personal interviews with company management, customers, suppliers and Wall Street analysts who provide research about the company's common stock in the stock market.

The Adviser may elect to sell a portfolio security when the reasons for its purchase no longer apply, when return on assets, price to book value or other valuation ratios decline, when the Adviser believes that the market price per share of a security exceeds the inherent value of the company, or when a company's earnings and dividends prospects weaken.

INVESTING IN MUTUAL FUNDS.
--------------------------
All mutual funds carry a certain amount of risk. You may lose money on your investment in the Fund. As all investment securities are subject to inherent market risks and fluctuations in value due to earnings, economic and political conditions and other factors, the Fund can give no assurance that its investment objective will be achieved.

STOCK MARKET RISKS
------------------
The net asset value of the Fund will fluctuate based on changes in the value of the securities held in the investment portfolio. The stock market is generally susceptible to volatile fluctuations in market price. Market prices of securities in which the Fund invests may be adversely affected by an issuer's having experienced losses or by the lack of earnings or by the issuer's failure to meet the market's expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer. The value of the securities held by the Fund is also subject to the risk that a specific segment of the stock market does not perform as well as the overall market. Under any of these circumstances, the value of the Fund's shares and total return will fluctuate, and your investment may be worth more or less than your original cost when you redeem your shares.

STOCK SELECTION RISKS
---------------------
Like all managed funds, there is a risk that the Adviser's strategy for managing the Fund may not achieve the desired results. The portfolio securities selected by the Adviser may decline in value or not increase in value when the stock market in general is rising and may fail to meet the Fund's investment objective. In addition, the price of common stock moves up and down in response to corporate earnings and developments, economic and market conditions and anticipated events. As a result, the price of the Fund's investments may go down and you could lose money on your investment.

INVESTMENT IN MICRO CAP COMPANIES.
---------------------------------
The Fund invests primarily in companies with market capitalizations under $500 million(collectively, "micro cap companies"). These companies may have relatively small revenues, limited product lines, and a small share of the market for their products or services. Micro cap companies may also: (1) lack depth of management; (2) be unable to internally generate funds necessary for growth or potential development or to generate such funds through external financing on favorable terms; and (3) be developing or marketing new products or services for which markets are not yet established and may never become established. Due to these and other factors, micro cap companies may suffer significant losses, as well as realize substantial growth. Thus, securities of micro cap companies present greater risks than do securities of larger, more established companies.

Historically, stocks of micro cap companies have been more volatile than stocks of larger companies and are, therefore, more speculative than investments in larger companies. Among the reasons for the greater price volatility are the following: (1) the less certain growth prospects of micro cap companies; (2) the lower degree of liquidity in the markets for such stocks; and (3) the greater sensitivity of micro cap companies to changing economic conditions. Besides exhibiting greater volatility, micro cap company stocks may, to a degree, fluctuate independently of larger company stocks. Micro cap company stocks may decline in price as large company stocks rise, or rise in price as large company stocks decline. You should therefore expect that the value of Fund shares to be more volatile than the shares of mutual fund investing primarily in larger company stocks.


OTHER INVESTMENT POLICIES AND RESTRICTIONS
------------------------------------------

The following paragraphs provide a description of other investment policies and restrictions of the Fund. Unless otherwise noted, the policies described in this SAI are not fundamental and may be changed by the Board of Trustees of the Trust.

INITIAL PUBLIC OFFERINGS.
------------------------
To the extent that IPOs are offered to the Fund, the Fund may participate in IPOs if the security being offered satisfies the Fund's investment criteria as determined by the Adviser. An IPO, initial public offering, is a company's first sale of stock to the public and are primarily used to raise substantial amounts of new capital to support current operations, expansion or new business opportunities and otherwise to implement a company's growth plans. Securities offered in an IPO are often, but not always, those of young, small companies seeking outside equity capital and a public market for their stock. There is no guarantee that the company offering its shares in a public offering will sell a sufficient amount of shares to raise the captal that is needed or that a public market for their shares will ever develop. Investors purchasing stock in IPOs generally must be prepared to accept considerable risks for the possibility of large gains. IPOs by investment companies (closed-end funds) usually include underwriting fees that represent a load to buyers. IPOs are considered speculative investments and can be extremely volatile. As a result, IPOs may have a significant impact on the Fund's performance. There is no guarantee that the IPOs in which the Fund participates will be successful, or that the Fund will have access to successful IPOs. In addition, as Fund assets grow, the positive impact of successful IPOs on Fund performance will decrease.

CASH POSITIONS AND TEMPORARY DEFENSIVE STRATEGIES.
--------------------------------------------------
At times, the Fund may employ temporary defensive strategies in response to unfavorable economic, market, political or other conditions. At such times, the Fund may increase its cash reserves without limit by holding high quality, short-term debt securities and money market instruments and by entering into repurchase agreements. These investments are inconsistent with the Fund's primary investment strategies. As a result, during these periods, the Fund may not achieve its objective.

SHORT-TERM INVESTMENTS.
-----------------------
The Fund may invest in any of the following securities and instruments:

BANK CERTIFICATES OF DEPOSIT, BANKERS' ACCEPTANCES AND TIME DEPOSITS.
---------------------------------------------------------------------
The Fund may acquire certificates of deposit, bankers' acceptances and time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers' acceptances acquired by the Fund will be dollar-denominated obligations of domestic banks or financial institutions which at the time of purchase have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government.

Banks may be subject to different governmental regulations with respect to the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions, as well as exposure to credit losses arising from possible financial difficulties of borrowers, play an important part in the operations of the banking industry.

As a result of federal and state laws and regulations, banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower, and subject to other regulations designed to promote financial soundness.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under its investment objective, strategies and policies stated above and in its Prospectus, the Fund may make interest-bearing time or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

SAVINGS ASSOCIATION OBLIGATIONS.
--------------------------------
The Fund may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

COMMERCIAL PAPER, SHORT-TERM NOTES AND OTHER CORPORATE OBLIGATIONS.
-------------------------------------------------------------------
The Fund may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Commercial paper and short-term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical rating organization or, if unrated, will be determined by Satuit Capital Management, LLC (the "Advisor") to be of comparable quality.

Corporate obligations include bonds and notes issued by corporations to finance longer-term credit needs that could not be supported by commercial paper. While such obligations generally have maturities of ten years or more, the Fund may purchase corporate obligations which have remaining maturities of one year or less from the date of purchase and which are rated "AA" or higher by S&P or "Aa" or higher by Moody's.

GOVERNMENT OBLIGATIONS.
-----------------------
The Fund may make short-term investments in U.S. Government obligations. Such obligations include Treasury bills, certificates of indebtedness, notes and bonds, and issues of such entities as the Government National Mortgage Association ("GNMA"), Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Interm ediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation, and the Student Loan Marketing Association.

Each of these obligations, such as those of the GNMA, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Export-Import Bank of United States, are supported by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law.

ILLIQUID SECURITIES.
--------------------
The Fund may not invest more than 15% of the value of its net assets in securities that at the time of purchase are illiquid. The Adviser will monitor the amount of illiquid securities in the Fund's portfolio, under the supervision of the Trust's Board of Trustees, to ensure compliance with the Fund's investment restrictions.

Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933 (the "Securities Act"), securities which are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the Securities Act are referred to as private placement or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of the Fund's portfolio securities and the Fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemption requests within seven days. The Fund might also have to register such restricted securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. If such securities are subject to purchase by institutional buyers in accordance with Rule 144A promulgated by the Commission under the Securities Act, the Trust's Board of Trustees may determine that such securities are not illiquid securities notwithstanding their legal or contractual restrictions on resale. In all other cases, however, securities subject to restrictions on resale will be deemed illiquid.

RESTRICTED SECURITIES.
----------------------
The SEC Staff currently takes the view that any delegation by the Board of Trustees of the authority to determine that a restricted security is readily marketable (as described in the investment restrictions of the Fund) must be pursuant to written procedures established by the Board of Trustees. It is the present intention of the Board of Trustees that, if the Board of Trustees decide to delegate such determinations to the Adviser or another person, they would do so pursuant to written procedures, consistent with the Staff's position. Should the Staff modify its position in the future, the Board of Trustees would consider what action would be appropriate in light of the Staff's position at that time.

SHORT SALES
-----------
The Fund is authorized commit up to 5% of the Fund's net assets to engage in short sales of securities which it does not own or have the right to acquire. In a short sale, the Fund sells a security which it does not own, in anticipation of a decline in the market value of the security. To complete the sale, the Fund must borrow the security (generally from the broker through which the short sale is made) in order to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The Fund is said to have a "short position" in the securities sold until it delivers them to the broker. The period during which the Fund has a short position can range from one day to more than a year. Until the security is replaced, the proceeds of the short sale are retained by the broker, and the Fund is required to pay to the broker a negotiated portion of any dividends or interest which accrue during the period of the loan. To meet current margin requirements, the Fund is also required to deposit in a segregated account with the Fund's custodian additional cash or securities so that the total collateral held for the broker is maintained daily at 150% of the current market value of the securities sold short (100% of the current market value if a security is held in the account that is convertible or exchangeable into the security sold short within 90 days without restriction other than the payment of money).

If the Fund makes a short sale, the Fund would not immediately deliver the securities sold and would not receive the proceeds from the sale. The seller is said to have a short position in the securities sold until it delivers the securities sold, at which time it receives the proceeds of the sale. The Fund can close out its short position by purchasing and delivering an equal amount of the securities sold short, rather than by delivering securities already held by the Fund, because the Fund might want to continue to receive interest and dividend payments on securities in its portfolio that are convertible into the securities sold short.

As stated above, when engaging in short sales, the Trust is required to segregate with its custodian at all times an amount of cash, U.S. Government securities, and other high-grade liquid debt securities equal to the excess of the current market value, as calculated on a daily basis, of the securities sold short over the amount of collateral deposited with the broker in respect of the short sale (not including the proceeds of the short sale). The Fund values the securities sold short daily in accordance with procedures established by the Board of Trustees for valuing the Fund's "long" investments, and the segregated account is marked to market daily to reflect changes in the value of the security. The Fund's segregation requirement is reduced to an amount below the opening value of the security in question, if the value of the security falls below the opening value. Conversely, The Fund's segregation requirement is increased above the opening value, if the value of the security rises above that level. If the segregation requirement increases, that is, if the sum of the market value of the segregated account plus the market value of the amount deposited with the broker as collateral falls below the amounts required to be maintained (i.e., the greater of the current market value of the security sold short or the market value of that security at the time the transaction was entered into), then the Fund deposits additional assets in the segregated account to satisfy the requirement.

The Fund's decision to make a short sale may be a technique to hedge against market risks when the Advisor believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund or a security convertible into or exchangeable for such security. In such case, any future losses in the Fund's long position would be reduced by a gain in the short position. The extent to which such gains or losses in the long position are reduced will depend upon the amount of securities sold short relative to the amount of the securities the Fund owns, either directly or indirectly, and, in the case where the Fund owns convertible securities, changes in the investment values or conversion premiums of such securities.

Short sales create opportunities to increase the Fund's return but, at the same time, involve specific risk considerations and may be considered a speculative technique. Since the Fund in effect profits from a decline in the price of the securities sold short without the need to invest the full purchase price of the securities on the date of the short sale, the Fund's net asset value per share will tend to increase more when the securities it has sold short decrease in value, and to decrease more when the securities it has sold short increase in value, than would otherwise be the case if it had not engaged in such short sales. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium, dividends or interest the Fund may be required to pay in connection with the short sale. Furthermore, under adverse market conditions, the Fund might have difficulty purchasing securities to meet its short sale delivery obligations, and might have to sell portfolio securities to raise the capital necessary to meet its short sale obligations at a time when fundamental investment considerations would not favor such sales.

REPURCHASE AGREEMENTS.
---------------------
The Fund may invest in repurchase agreements. A repurchase agreement involves the purchase by the Fund of the securities with the condition that after a stated period of time the original seller will buy back the same securities at a predetermined price or yield. The Fund's custodian will hold the securities underlying any repurchase agreement or such securities will be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the Fund's collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the Fund will promptly receive additional collateral (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

BORROWING MONEY.
----------------
The Fund may borrow money from banks as a temporary measure for emergency purposes or to facilitate redemption requests. The Fund may borrow up to one-third of its total assets. Borrowing money involves special risk considerations that may not be associated with other funds having similar objectives and policies. Because substantially all of the Fund's assets fluctuate in value, whereas the interest obligation resulting from a borrowing is generally fixed, the net asset value per share of the Fund tends to decrease more when its portfolio assets decrease in value than would otherwise occur if the Fund did not borrow funds. Interest costs on borrowings, however, may fluctuate with changing market rates of interest and may partially offset or exceed the return earned on borrowed funds. Under adverse market conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.

SECURITIES LOANS.
----------------
The Fund may make secured loans of its portfolio securities, on either a short-term or long-term basis, amounting to not more than 33 1/3% of its total assets, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss rights in the collateral should the borrower fail financially. As a matter of policy, securities loans are made to broker-dealers pursuant to agreements requiring that the loans be continuously secured by collateral consisting of cash or short-term debt obligations at least equal at all times to the value of the securities on loan, "marked-to-market" daily. The borrower pays to a lender-Fund an amount equal to any dividends or interest received on securities lent. The Fund retains all or a portion of the interest received on the collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities may pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so to enable the Fund to exercise voting rights on any matters materially affecting the investment. The Fund may also call such loans in order to sell the securities.

INVESTMENT RESTRICTIONS
In addition to the principal investment objectives, policies and risks set forth in the Prospectus and in this SAI, the Fund is subject to certain fundamental and non-fundamental investment restrictions, as set forth below. Fundamental investment restrictions may not be changed without the vote of a majority of the Fund's outstanding securities, as defined in the 1940 Act. Non-fundamental investment restrictions of the Fund may be changed by the Board of Trustees.

FUNDAMENTAL INVESTMENT RESTRICTIONS
-----------------------------------
As fundamental investment restrictions, the Fund will not:

       1. Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities), if, as a result, as to 75% of the Fund's total assets, more than 5% of its net assets would be invested in the securities of one issuer or the Fund would hold more than 10% of the outstanding voting securities of any one issuer;

       2. Issue any senior securities, as defined in the 1940 Act, except as set forth in restriction number 3 below;

       3. Borrow amounts in excess of 33 1/3% of the market value of its total assets, and then only from a bank and as a temporary measure for extraordinary or emergency purposes. To secure any such borrowing, the Fund may pledge or hypothecate all or any portion of the value of its total assets;

       4. Act as an underwriter of securities of other issuers, except insofar as the Trust may be technically deemed an underwriter under the federal securities laws in connection with the disposition of the Fund's portfolio securities;

       5. Purchase or sell real estate or commodities, including oil, gas or other mineral exploration or developmental programs or commodity futures contracts;

       6. Make loans, in the aggregate, exceeding 33 1/3% of the Fund's total assets or lend the Fund's portfolio securities to broker-dealers if the loans are not fully collateralized;

       7. Invest in other registered investment companies, except as permitted by the 1940 Act;

       8. Purchase from or sell to any officer or trustee of the Trust or its Adviser any securities other than the shares of beneficial interest of the Fund; or

       9. Concentrate investments, or invest 25% or more of its net assets, in any one industry. This limitation shall not apply to securities issued or guaranteed by the U.S. Government.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS
---------------------------------------
The Fund is subject to the following restrictions that are not fundamental and may therefore be changed by the Board of Trustees without shareholder approval.

       The Fund will not:

       1. Acquire securities for the purpose of exercising control over management;

       2. Invest more than 15% of its net assets in illiquid securities. In the event that such illiquid securities comprise more than 15% of the Fund's assets due to appreciation or other like cause not related to direct investment, the Fund shall not purchase additional portfolio securities until such time as the Fund holds 15% or less in such illiquid securities; or

       3. Purchase additional portfolio securities if borrowings exceed 5% of the Fund's net assets.

Unless otherwise indicated, percentage limitations included in the restrictions apply at the time the Fund enters into a transaction. Accordingly, any later increase or decrease beyond the specified limitation resulting from a change in the Fund's net assets will not be considered in determining whether its has complied with its investment restrictions.

TRUSTEES AND OFFICERS
---------------------
The business of the Fund is managed under the direction of the Board. The Board formulates the general policies of the Fund and meets periodically to review the Fund's performance, monitor investment activities and practices, and discuss other matters affecting the Fund. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The names and addresses of the Trustees and officers of the Trust are listed below along with a description of their principal occupations over at least the last five years. Trustees who are "interested persons", as defined by the 1940 Act, are indicated by asterisk. Unless otherwise noted, the address of each officer is The Hauppauge Corporate Center, Suite 109, Hauppauge, New York 11788.

----------------------------------- -------------------------------------       ---------------------------
             NAME (AGE) AND          PRINCIPAL OCCUPATION AND OTHER
                 ADDRESS             BUSINESS EXPERIENCE DURING THE                POSITIONS HELD WITH THE
                                          PAST FIVE (5) YEARS                              TRUST
----------------------------------- -------------------------------------       ---------------------------


ROBERT J. SULLIVAN* (39)            Managing   Director  and  Chief   Investment    Chairman of the Board, President
5 Driftwood Lane                    Officer of Satuit  Capital  Management,  LLC    and Treasurer
Scituate, Massachusetts  02066      from  June,   2000  to  Present,   Portfolio
                                    Manager and Senior Equity Analyst at
                                    Cadence Capital Management from 1997
                                    to 2000, an institutional asset
                                    management firm; Institutional Equity
                                    Sales Trader at Fidelity Capital
                                    Markets from 1992 to 1993; and
                                    Customer Service Representative at
                                    Bridge Information Systems from 1987
                                    to 1992.
----------------------------------- --------------------------------------------- ---------------------------


MICHAEL D. MUFFOLETTO (43)          Director  of Trade  Training  at  Electronic  Trustee
194 Ocean Drive West                Trading  Group,  LLC from  1998 to  Present;
Stamford, Connecticut 06902         Portfolio  Manager  (private  hedge fund) at
                                    Fairfield Limited Partners from 1993
                                    to 1998; and Portfolio Manager (NYSE
                                    listed company) at Investment
                                    Advisor, Inc. from 1988 to 1992.
----------------------------------- --------------------------------------------- ---------------------------


KEVIN M. HAGGERTY (41)              Manager,  Andover Brokerage (equity trading)  Trustee
200 Highland Road                   from 1998 to Present;  Private Investor from
Rye, NY  10580                      1997  to  1998;   and  Head  of  Trading  at
                                    Fidelity Capital Markets from 1990 to
1997.
----------------------------------- --------------------------------------------- ---------------------------



                                       11



----------------------------------- -------------------------------------- --------------------------------------
KEITH D. KEMP (40)                  Vice President and Chief Operations             Treasurer
                                    Officer, Orbitex Management, Inc.
                                    and Assistant (February 1999 -
                                    present) (Investment Adviser);
                                    Treasurer Vice-President, Fund
                                    Accounting and Administration, Bank
                                    of New York (February 1998 -
                                    February 1999) (Bank); Senior
                                    Manager, Forum Financial Group
                                    (November 1996 - February 1998)
                                    (Mutual Fund Administrator);
                                    Business Unit Controller, First Data
                                    Investor Services Group (March 1995
                                    - November 1996) (Mutual Fund
                                    Administrator).
----------------------------------- -------------------------------------- --------------------------------------
GIOVANNI URENA (32)                 Senior Paralegal, American Data                     Secretary
                                    Services, Inc. August, 2000 to
                                    Present (Mutual Fund Administrator);
                                    Senior Documentation Specialist -
                                    Compliance/Risk Management, UBS AG,
                                    October 1999 to May, 2000 (Bank);
                                    Assistant Vice President -
                                    Paralegal, CITIGROUP, INC., August,
                                    1995 to October, 1999 (Bank).
----------------------------------- -------------------------------------- --------------------------------------
ISMAEL LOPEZ (52)                   Director of Administration, American             Assistant Treasurer
                                    Data Services, Inc., January, 2000
                                    to Present (Mutual Fund
                                    Administrator); Assistant
                                    Controller, The Reserve Funds,
                                    September, 1997 to October, 1999;
                                    Director of Operations, Christian
                                    Brothers Investment Services,
                                    January, 1996 to June 1997,
                                    Consultant, The Reserve Funds, June
                                    1995 to December 1995.

----------------------------------- -------------------------------------- --------------------------------------
STEPHANIE DIEM (26)                 Paralegal, American Data Services,               Assistant Secretary
                                    Inc., May, 2000 to Present (Mutual Fund
                                    Administrator); Account/Administrative
                                    Assistant, Fiduciary Trust
                                    International July 1997 to May 2000
                                    (Custodian); Custody Administrator,
                                    United States Trust Company of New York
                                    August 1996 to July 1997.
----------------------------------- -------------------------------------- --------------------------------------

AUDIT COMMITTEE
---------------
The members of the Audit Committee of the Board of Trustees are Messrs. Muffoletto and Haggerty. Mr. Haggerty acts as the chairperson of such committee. The Audit Committee oversees the Fund's financial reporting process, reviews audit results and recommends annually to the Trust a firm of independent auditors.

COMPENSATION
------------
No Trustee receives any compensation for their service as Trustees of the Trust. However, each Trustee who is not affiliated with the Trust or the Adviser, will be reimbursed for expenses incurred in connection with attending Board and committee meetings. None of the executive officers receives any compensation or expense reimbursement from the Fund. As of the date of this SAI, the Trust has not commenced operation and no expense reimbursements have been paid. The following table provides estimated information on all expense reimbursements to be made to the Trustees by the Fund for fiscal year 2001.


---------------------------- -------------------- -------------------- ---------------------- ------------------------
NAME AND POSITION            AGGREGATE            PENSION OR              ESTIMATED ANNUAL    TOTAL COMPENSATION
                             COMPENSATION FROM    RETIREMENT              BENEFITS UPON       FROM FUND AND FUND
                             FUND                 BENEFITS ACCRUED        RETIREMENT          COMPLEX PAID TO
                                                  AS PART OF FUND                             TRUSTEES**
                                                  EXPENSES
---------------------------- -------------------- -------------------- ---------------------- ------------------------
Robert J. Sullivan*                 None                 None                  None                    None
Michael D. Muffoletto               $600                 None                  None                    $600
Kevin M. Haggerty                   $600                 None                  None                    $600


-------------------------
*"Interested person" as defined under the 1940 Act.
**The Registrant is the only registered mutual fund in the fund complex.


PORTFOLIO TURNOVER
------------------
In order to qualify for the beneficial tax treatment afforded regulated investment companies, and to be relieved of Federal tax liabilities, the Fund must distribute substantially all of its net income to shareholders generally on an annual basis. Thus, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate cash or borrow cash in order to satisfy the distribution requirement. The Fund does not trade in securities for short-term profits but, when circumstances warrant, securities may be sold without regard to the length of time they have been held.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
---------------------------------------------------
A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this SAI, the Fund could be deemed to be under the control of the Adviser, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Trust on such date. However, it is expected that once the Fund commences investment operations, and its shares are sold to the public, that the Adviser's control will be diluted until such time as the Fund is controlled by its shareholders.

MANAGEMENT OWNERSHIP
--------------------
As a group, the officers and Trustees of the Fund own less than 1% of the outstanding shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES
--------------------------------------

THE ADVISER
-----------
Satuit Capital Management LLC (the "Adviser"), 146 Front Street, Suite 204, Mill Wharf Plaza, Scituate, Massachusetts 02066, serves as investment adviser to the Fund. Subject to the general supervision and control of the Board, the Adviser makes investment decisions for the Fund. The Adviser is a privately held corporation that is registered as an investment adviser with the U.S. Securities & Exchange Commission.

Under the terms of its investment advisory agreement with the Fund, the Adviser is responsible for formulating the Fund's investment programs and for making day-to-day investment decisions and engaging in portfolio transactions. The Adviser also furnishes corporate officers, provides office space, services and equipment and supervises all matters relating to the Fund's operations. For its services, the Adviser receives an advisory fee at an annual rate of 1.50% of the average daily net assets of the Fund.

CONTROL OF THE ADVISER
----------------------
The Adviser is wholly-owned and controlled by Mr. Robert J. Sullivan, who is also the Managing Director and Chief Investment Officer of the Adviser.

INVESTMENT ADVISORY AGREEMENT
-----------------------------
The Adviser acts as the investment adviser to the Fund pursuant to an Investment Advisory Agreement which has been approved by the Board of Trustees (including a majority of the Trustees who are not parties to the agreement, or interested persons of any such party). Under the terms of the investment advisory agreements between the Trust and the Adviser, the Adviser conducts investment research and management for the Fund and is responsible for the purchase and sale of securities for the Fund's investment portfolio. The Adviser provides the Fund with investment advice, supervises the management and investment programs and provides investment advisory facilities and executive and supervisory personnel for managing the investments and effectuating portfolio transactions. The Adviser also furnishes, at its own expense, all necessary administrative services, office space, equipment and clerical personnel for servicing the investments of the Fund. In addition, the Adviser pays the salaries and fees of all officers of the Trust who are affiliated with the Adviser.

The Investment Advisory Agreement remains in effect initially for a two year term and continues in effect thereafter only if such continuance is specifically approved at least annually by the Trustees or by vote of a majority of the outstanding voting securities of the Fund (as defined in the1940 Act) and, in either case, by a majority of the Trustees who are not interested persons of the Trust or the Adviser. The Adviser's investment decisions are made subject to the direction and supervision of the Board of Trustees. The Investment Advisory Agreement provides that the Adviser shall not be liable to the Fund for any error of judgment by the Adviser or for any loss sustained by the Fund except in the case of the Advisor's willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Investment Advisory Agreement also provides that it shall terminate automatically if assigned and that it may be terminated without penalty by vote of a majority of the outstanding voting securities of the Fund or by either party upon 60 days' written notice. No person other than the Adviser regularly furnishes advice to the Fund with respect to the desirability of the Fund's investing in, purchasing or selling securities.

CODE OF ETHICS
--------------
The Trust, Adviser and Distributor have each adopted a Code of Ethics ("Code"), pursuant to Rule 17j-1 of the 1940 Act, which makes it unlawful for any affiliated person of the Fund, Adviser, or Distributor, in connection with the purchase or sale, directly or indirectly, by the person, of a security held or to be acquired by the Fund to (i) employ any device, scheme or artifice to defraud the Fund; (ii) make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading; (iii) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or (iv) engage in any manipulative practice with respect to the Fund.. The Board of Trustees has determined that personnel of the Trust may engage in personal trading of securities, including with respect to securities purchased and sold by the Fund, subject to general fiduciary principles and compliance with the express provisions of the Code.

It is noted that under the Code: (1) the disinterested Trustees of the Trust are not required to pre-clear personal securities transactions, and (2) the disinterested Trustees need not report transactions where they were not provided with information about the portfolio transactions contemplated for the Fund or executed for the Fund for a period of 15 days before and after such transactions.

ADMINISTRATOR
-------------
The Administrator of the Fund is American Data Services, Inc. ("ADS" or the "Administrator"), which has its principal office at The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788. ADS is primarily in the business of providing administrative, fund accounting and stock transfer services to retail and institutional mutual funds through its offices in New York and Denver and as of the date of this Prospectus had assets under administration in excess of $4 billion.

Pursuant to an Administrative Service Agreement with the Trust on behalf of the Fund, the Administrator provides all administrative services necessary for the Fund, subject to the supervision of the Trust's Board of Trustees. The Administrator will provide persons to serve as officers of the Trust. Such officers may be directors, officers or employees of the Administrator or its affiliates.

The Administrative Service Agreement is terminable by the Board of Trustees of the Trust or the Administrator on sixty days' written notice and may be assigned provided the non-assigning party provides prior written consent. The Agreement shall remain in effect for two years from the date of its initial approval, and is subject to annual approval of the Board of Trustees for one-year periods thereafter. The Agreement provides that in the absence of willful misfeasance, bad faith or negligence on the part of the Administrator or reckless disregard of its obligations thereunder, the Administrator shall not be liable for any action or failure to act in accordance with its duties thereunder.

Under the Administrative Service Agreement, the Administrator provides all administrative services, including, without limitation: (i) provides services of persons competent to perform such administrative and clerical functions as are necessary to provide effective administration of the Fund; (ii) overseeing the performance of administrative and professional services to the Fund by others, including the Fund's Custodian; (iii) preparing, but not paying for, the periodic updating of the Registration Statement and the Fund's Prospectus and Statement of Additional Information in conjunction with Fund counsel, including the printing of such documents for the purpose of filings with the Securities and Exchange Commission and state securities administrators, preparing the Fund's tax returns, and preparing reports to the Fund's shareholders and the Securities and Exchange Commission; (iv) preparing, but not paying for, all filings under the securities or "Blue Sky" laws of such states or countries as are designated by the Distributor, which may be required to register or qualify, or continue the registration or qualification, of the Fund and/or its shares under such laws; (v) preparing notices and agendas for meetings of the Board of Trustees and minutes of such meetings in all matters required by the 1940 Act to be acted upon by the Board; and (vi) monitoring daily and periodic compliance with respect to all requirements and restrictions of the 1940 Act, the Internal Revenue Code and the Prospectus.

The Administrator, pursuant to a Fund Accounting Service Agreement in place with the Trust, on behalf of the Fund, provides the Fund with all accounting services, including, without limitation: (i) daily computation of net asset value; (ii) maintenance of security ledgers and books and records as required by the 1940 Act; (iii) production of the Fund's listing of portfolio securities and general ledger reports; (iv) reconciliation of accounting records; (v) calculation of yield and total return for the Fund; (vi) maintaining certain books and records described in Rule 31a-1 under the 1940 Act, and reconciling account information and balances among the Fund's Custodian and Adviser; and
(vii) monitoring and evaluating daily income and expense accruals, and sales and redemptions of shares of the Fund.

ADMINISTRATOR'S FEES
--------------------
For the services rendered to the Fund by the Administrator, the Fund pays the Administrator, on a monthly basis, an annual fee equal to 0.15% of the first $75 million, 0.10% of the next $75 million, and 0.07% of the remaining balance of the Fund's average daily net assets. The fee is subject to a monthly minimum of $3,000. The Fund also reimburses the Administrator for any out-of-pocket expenses incurred by the Administrator on behalf of the Fund. In addition, in consideration for providing the Fund with all fund accounting related services, the Fund pays the Administrator a monthly fee based on the Fund's average net assets, plus any out-of-pocket expenses for such services.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
-------------------------------------------------------
Custodial Trust Company (the "Custodian"), located at 101 Carnegie Center, Princeton, New Jersey 08540-6231, serves as custodian for the Fund's cash and securities. The Custodian does not assist in, and is not responsible for, investment decisions involving assets of the Fund.

ADS, the Fund's Administrator, also acts as the Fund's transfer and dividend disbursing agent. The Fund pays ADS the greater of $900 per month or $9.00 per year per account, plus out-of-pocket expenses, for rendering such transfer and dividend disbursement agency services.

DISTRIBUTOR
-----------
AmeriMutual Funds Distributor, Inc. (the "Distributor"), an affiliate of the Administrator, and the Trust are parties to a distribution agreement (the "Distribution Agreement") with respect to the continuous offering of the shares of the Fund pursuant to which the Distributor will serve as distributor and principal underwriter of such shares. The Distributor receives no compensation for distributing the Fund's shares.

The Distribution Agreement shall remain in effect for a period of two years after the effective date of the agreement and is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not interested persons and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Company upon not more than 60 days' written notice by either party or upon assignment by the Distributor.

The Distributor receives a shareholder servicing fee from the Fund pursuant to a Shareholder Servicing Agreement in an amount equal to 0.25% of the Fund's average daily net assets. The Distributor is responsible for paying a portion of these shareholder servicing fees to various shareholder servicing agents which have a written shareholder servicing agreement with the Distributor and which perform shareholder servicing functions and maintenance of shareholder accounts on behalf of their clients who own shares of the Fund.

OTHER EXPENSES
--------------
The Fund pays certain operating expenses that are not assumed by the Adviser, the Trust or any of their respective affiliates. These expenses, together with fees paid to the Adviser, the Administrator, the Custodian, the Distributor and the Transfer Agent, are deducted from the income of the Fund, respectively, before dividends are paid. These expenses include, but are not limited to, expenses of officers and Trustees who are not affiliated with the Adviser, the Trust or any of their respective affiliates, taxes, interest, legal fees, custodian fees, audit fees, brokerage fees and commissions, the expenses of reports to shareholders, shareholders' meetings and proxy solicitations.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE
--------------------------------------------------
The Fund's assets are invested by the Adviser in a manner consistent with its investment objective, strategies and policies, and restrictions and with any instructions the Board of Trustees may issue from time to time. Within this framework, the Adviser is responsible for making all determinations as to the purchase and sale of portfolio securities and for taking all steps necessary to implement securities transactions on behalf of the Fund.

U.S. Government securities generally are traded in the over-the-counter market through broker-dealers. A broker-dealer is a securities firm or bank that makes a market for securities by offering to buy at one price and sell at a slightly higher price. The difference between the prices is known as a spread.

In placing orders for the purchase and sale of portfolio securities for the Fund, the Adviser will use its best efforts to obtain the best possible price and execution and will otherwise place orders with broker-dealers subject to and in accordance with any instructions the Board of Trustees may issue from time to time. The Adviser will select broker-dealers to execute portfolio transactions on behalf of the Fund primarily on the basis of best price and execution.

When consistent with the objectives of prompt execution and favorable net price, business may be placed with broker-dealers who furnish investment research or services to the Adviser. Such research or services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. To the extent portfolio transactions are effected with broker-dealers who furnish research services to the Adviser, the Adviser receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Fund from these transactions. The Adviser believes that most research services obtained by it generally benefit several or all of the investment companies and private accounts that it manages, as opposed to solely benefiting one specific managed fund or account.

Transactions on U.S. stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive brokerage and research services (as defined in the Securities Exchange Act of 1934, as amended (the "1934 Act")) from broker-dealers that execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, the Adviser may receive brokerage and research services and other similar services from many broker-dealers with which the Adviser may place the Fund's portfolio transactions and from third parties with which these broker-dealers have arrangements. These services include such matters as general economic and market reviews, industry and company reviews, evaluations of investments, recommendations as to the purchase and sale of investments, newspapers, magazines, pricing services, quotation services, news services and personal computers utilized by the Adviser. Where the services referred to above are not used exclusively by the Adviser for research purposes, the Adviser, based upon its own allocations of expected use, bears that portion of the cost of these services which directly relates to their non-research use. Some of these services are of value to the Adviser and its affiliates in advising a variety of their clients (including the Fund), although not all of these services are necessarily useful and of value in managing the Fund. The management fee paid by the Fund is not reduced because the Adviser and its affiliates receive these services even though the Adviser might otherwise be required to purchase some of these services for cash.

As permitted by Section 28(e) of the 1934 Act, the Adviser may cause the Fund to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934 Act) to the Adviser an amount of disclosed commission for effecting securities transactions on stock exchanges and other transactions for the Fund on an agency basis in excess of the commission which another broker-dealer would have charged for effecting that transaction. The Adviser's authority to cause the Fund to pay any such greater commissions is also subject to such policies as the Trustees may adopt from time to time. The Adviser does not currently intend to cause the Fund to make such payments. It is the position of the staff of the Securities and Exchange Commission that Section 28(e) does not apply to the payment of such greater commissions in "principal" transactions. Accordingly, the Adviser will use its best effort to obtain the most favorable price and execution available with respect to such transactions, as described above.

Consistent with the Conduct Rules of the National Association of Securities Dealers, Inc. and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute portfolio transactions for the Fund.

TAXATION
--------
The Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). By so qualifying, the Fund will not incur federal income or state taxes on its net investment company taxable income and on net realized capital gains (net long-term capital gains in excess of the sum of net short-term capital losses and capital losses carryovers from the prior 8 years) to the extent distributed as dividends to shareholders.

To qualify as a regulated investment company, the Fund must, among other things
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or other income derived with respect to its business of investing in such stock, securities or currencies; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies); and (c) distribute to its shareholders at least 90% of its investment company taxable income (which includes dividends, interest and net short-term capital gains in excess of any net long-term capital losses) and 90% of its net exempt interest income each taxable year.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount equal to the sum of (a) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (b) at least 98% of its capital gains in excess of capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31st of the calendar year, and (c) all ordinary income and capital gains for previous years that were not distributed during such years.

Under the Code, dividends derived from interest, and any short-term capital gains, are taxable to shareholders as ordinary income for federal and state tax purposes, regardless of whether such dividends are taken in cash or reinvested in additional shares. Distributions made from the Fund's net realized long-term capital gains (if any) and designated as capital gain dividends are taxable to shareholders as long-term capital gains, regardless of the length of time Fund shares are held. Corporate investors are not eligible for the dividends-received deduction with respect to distributions derived from interest on short-or long-term capital gains from the Fund but may be entitled to such a deduction in respect to distributions attributable to dividends received by the Fund. A distribution will be treated as paid on December 31st of a calendar year if it is declared by the Fund in October, November or December of the year with a record date in such a month and paid by the Fund during January of the following year. Such distributions will be taxable to shareholders in the calendar year the distributions are declared, rather than the calendar year in which the distributions are received.

Distributions paid by the Fund from net long-term capital gains (excess of long-term capital gains over long-term capital losses), if any, whether received in cash or reinvested in additional shares, are taxable as long-term capital gains, regardless of the length of time you have owned shares in the Fund. Distributions paid by the Fund from net short-term capital gains (excess of short-term capital gains over short-term capital losses), if any, whether received in cash or reinvested in additional shares are taxable as ordinary income. Capital gains distributions are made when the Fund realizes net capital gains on sales of portfolio securities during the year.

Any redemption or exchange of the Fund's shares is a taxable event and may result in a capital gain or loss. A gain or loss, if the shares are capital assets in the shareholder's hands, and will be long-term, mid-term or short-term generally depending upon the shareholder's holding period for the shares. Any loss realized on a disposition will be disallowed by "wash sale" rules to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on a disposition of shares held by the shareholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of capital gain dividends received by the shareholder with respect to such shares.

Dividend distributions, capital gains distributions, and capital gains or losses from redemptions and exchanges may also be subject to state and local taxes.

Ordinarily, distributions and redemption proceeds paid to Fund shareholders are not subject to withholding of federal income tax. However, 31% of the Fund's distributions and redemption proceeds must be withheld if a Fund shareholder fails to supply the Fund or its agent with such shareholder's taxpayer identification number or if the Fund shareholder who is otherwise exempt from withholding fails to properly document such shareholder's status as an exempt recipient.

The information above is only a summary of some of the tax considerations generally affecting the Fund and its shareholders. No attempt has been made to discuss individual tax consequences. To determine whether the Fund is a suitable investment based on his or her tax situation, a prospective investor may wish to consult a tax advisor.


VOTING AND OWNERSHIP OF SHARES
------------------------------
Each share of the Fund has one vote in the election of Trustees. Cumulative voting is not authorized for the Fund. This means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so, and, in that event, the holders of the remaining shares will be unable to elect any Trustees.

Shareholders of the Fund and any other future series of the Trust will vote in the aggregate and not by series except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interest of the shareholders of a particular series. Matters such as ratification of the independent public accountants and election of Trustees are not subject to separate voting requirements and may be acted upon by shareholders of the Trust voting without regard to series.

On November 21, 2000, the Adviser invested $100,000 in shares of the Fund at $10.00 per share, as seed capital. The Adviser will control the Fund until public shareholders begin investing in the Fund thereby diluting the ownership of Fund shares by the Adviser.

The authorized capitalization of the Trust consists of 1 billion shares of beneficial interest of $0.001 par value per share. Each share has equal dividend, distribution and liquidation rights. There are no conversion or preemptive rights applicable to any shares of the Fund. All shares issued are fully paid and non-assessable.

PURCHASE OF SHARES
------------------
Shares of the Fund may be purchased at the net asset value per share next determined after receipt of an order by the Fund's Transfer Agent in proper form with accompanying check or other bank wire payment arrangements satisfactory to the Fund. The minimum initial investment in the Fund is $1,000 and the minimum subsequent investment is $250 (except for individual retirement accounts for which the minimum subsequent investment is $100).

REDEMPTION OF SHARES
--------------------
Redemption of shares, or payment for redemptions, may be suspended at times (a) when the NYSE is closed for other than customary weekend or holiday closings,
(b) when trading on said exchange is restricted, (c) when an emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or (d) during any other period when the Securities and Exchange Commission, by order, so permits, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist.

Shareholders who purchased shares through a broker-dealer may also redeem such shares by written request to the Transfer Agent which shares are held by the Transfer Agent at the address set forth in the Prospectus. To be considered in "good order", written requests for redemption should indicate the dollar amount or number of shares to be redeemed, refer to the shareholder's Fund account number, including either the social security or tax identification number. The request should be signed in exactly the same way the account is registered. If there is more than one owner of the shares, all owners must sign. If shares to be redeemed have a value of $5,000 or more or redemption proceeds are to be paid by someone other than the shareholder at the shareholder's address of record, the signature(s) must be guaranteed by an "eligible guarantor institution," which includes a commercial bank that is a member of the Federal Deposit Insurance Corporation, a trust company, a member firm of a domestic stock exchange, a savings association or a credit union that is authorized by its charter to provide a signature guarantee. The Transfer Agent may reject redemption instructions if the guarantor is neither a member of nor a participant in a signature guarantee program. Signature guarantees by notaries public are not acceptable. The purpose of a signature guarantee is to protect shareholders against the possibility of fraud. Further documentation will be requested from corporations, administrators, executors, personal representatives, trustees and custodians. Redemption requests given by facsimile will not be accepted. Unless other instructions are given in proper form, a check for the proceeds of the redemption will be sent to the shareholder's address of record. Share purchases and redemptions are governed by Delaware state law.

DIVIDENDS AND DISTRIBUTIONS
---------------------------
Net investment income, if any, is declared as dividends and paid annually. Substantially all the realized net capital gains for the Fund, if any, are also declared and paid on an annual basis. Dividends and distributions are payable to shareholders of record at the time of declaration.

Distributions from the Fund are automatically reinvested in additional Fund shares unless the shareholder has elected to have them paid in cash.

NET ASSET VALUE
---------------
The price per share of the Fund is referred to as the Fund's "net asset value." The method for determining the Fund's net asset value is summarized in the Prospectus in the text following the heading "WHEN AND HOW NAV IS DETERMINED". The net asset value of the Fund's shares is determined on each day on which the New York Stock Exchange ("NYSE") is open, provided that the net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for Fund shares is received. The NYSE is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, President's Day, Good Friday, Dr. Martin Luther King, Jr. Day, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

PERFORMANCE COMPARISONS
-----------------------
Total return quoted in advertising and sales literature reflects all aspects of the Fund's return, including the effect of reinvesting dividends and capital gain distributions and any change in the Fund's net asset value during the period.

The Fund's total return must be displayed in any advertisement containing the Fund's yield. Total return is the average annual total return for the 1-, 5- and 10-year period ended on the date of the most recent balance sheet included in the Statement of Additional Information, computed by finding the average annual compounded rates of return over 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

                                 P(1 + T)n = ERV

Where:

          P        =                a hypothetical initial investment of $1000

          T        =                average annual total return

          n        =                number of years
          ERV                       = ending redeemable value of a hypothetical
                                    $1000 payment made at the beginning of the 1-, 5- or 10-year periods at the end of the 1-, 5-or 10-year periods (or fractions thereof).

Because the Fund has not had a registration in effect for 1, 5 or 10 years, the period during which the registration has been effective shall be substituted.

Average annual total return is calculated by determining the growth or decline in value of a hypothetical historical investment in the Fund over a stated period and then calculating the annual compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant throughout the period. For example, a cumulative total return of 100% over 10 years would produce an average annual total return of 7.18%, which is the steady annual rate that would result in 100% growth on a compounded basis in 10 years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that the Fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to actual year-to-year performance.

In addition to average annual total returns, the Fund may quote unit asset value or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount and may be calculated for a single investment, a series of investments, or a series of redemptions over any time period. Performance information may be quoted numerically or in a table, graph, or similar illustration.

The Fund's performance may be compared with the performance of other funds with comparable investment objectives, tracked by fund rating services or with other indexes of market performance. Sources of economic data that may be considered in making such comparisons may include, but are not limited to, rankings of any mutual fund or mutual fund category tracked by Lipper Analytical Services, Inc. or Morningstar, Inc.; data provided by the Investment Company Institute; major indexes of stock market performance; and indexes and historical data supplied by major securities brokerage or investment advisory firms. The Fund may also utilize reprints from newspapers and magazines furnished by third parties to illustrate historical performance.

The agencies listed below measure performance based on their own criteria rather than on the standardized performance measures described in the preceding section.

         Lipper Analytical Services, Inc. distributes mutual fund rankings monthly. The rankings are based on total return performance calculated by Lipper, generally reflecting changes in net asset value adjusted for reinvestment of capital gains and income dividends. They do not reflect deduction of any sales charges. Lipper rankings cover a variety of performance periods, including year-to-date, 1-year, 5-year, and 10-year performance. Lipper classifies mutual funds by investment objective and asset category.

         Morningstar, Inc. distributes mutual fund ratings twice a month. The ratings are divided into five groups: highest, above average, neutral, below average and lowest. They represent the fund's historical risk/reward ratio relative to other funds in its broad investment class as determined by Morningstar, Inc. Morningstar ratings cover a variety of performance periods, including 1-year, 3-year, 5-year, 10-year and overall performance. The performance factor for the overall rating is a weighted-average assessment of the fund's 1-year, 3-year, 5-year, and 10-year total return performance (if available) reflecting deduction of expenses and sales charges. Performance is adjusted using quantitative techniques to reflect the risk profile of the fund. The ratings are derived from a purely quantitative system that does not utilize the subjective criteria customarily employed by rating agencies such as Standard & Poor's and Moody's Investor Service, Inc.

         CDA/Weisenberger's Management Results publishes mutual fund rankings and is distributed monthly. The rankings are based entirely on total return calculated by Weisenberger for periods such as year-to-date, 1-year, 3-year, 5-year and 10-year. Mutual funds are ranked in general categories (e.g., international bond, international equity, municipal bond, and maximum capital gain). Weisenberger rankings do not reflect deduction of sales charges or fees.

Independent publications may also evaluate the Fund's performance. The Fund may, from time to time, refer to results published in various periodicals, including Barrons, Financial World, Forbes, Fortune, Investor's Business Daily, Kiplinger's Personal Finance Magazine, Money, U.S. News and World Report and The Wall Street Journal.

COUNSEL AND INDEPENDENT AUDITORS
--------------------------------
Legal matters in connection with the Trust, including the issuance of shares of beneficial interest of the Fund, are passed upon by Spitzer & Feldman P.C., 405 Park Avenue, New York, New York 10022. McCurdy & Associates CPAs, Inc., 27955 Clemens Road, Westlake, Ohio 44145 have been selected as independent auditors for the Fund.

OTHER INFORMATION
-----------------
The investment adviser for the Fund is Satuit Capital Management, LLC, a recently formed Delaware limited liability company which was registered as an investment adviser with the SEC on August 16, 2000. The Trust has filed a registration statement under the Securities Act of 1933 and the 1940 Act with respect to the shares offered. Such registrations do not imply approval or supervision of the Fund or the Adviser by the SEC.

For further information, please refer to the registration statement and exhibits on file with the SEC in Washington, D.C. These documents are available upon payment of a reproduction fee. Statements in the Prospectus and in this SAI concerning the contents of contracts or other documents, copies of which are filed as exhibits to the registration statement, are qualified by reference to such contracts or documents.

FINANCIAL STATEMENTS
--------------------
The Trust's balance sheet as of November 22, 2000 is set forth below. It has been audited by the Trust's independent auditors, McCurdy & Associates CPAs, Inc., whose Report thereon is set forth below. The balance sheet is included herein in reliance upon their authority as experts in accounting and auditing.

To The Shareholders and Trustees
Satuit Capital Management Trust:

We have audited the accompanying statement of assets and liabilities of Satuit Capital Management Trust (comprised of Satuit Capital Micro Cap Fund) as of November 22, 2000. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. Our procedures included confirmation of cash held by the custodian as of November 22, 2000, by correspondence with the custodian. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of Satuit Capital Micro Cap Fund as of November 22, 2000, in conformity with generally accepted accounting principles.


McCurdy & Associates CPA's, Inc.

/s/ McCurdy & Associates CPA's, Inc.
------------------------------------
Westlake, Ohio
November 22, 2000

                          SATUIT CAPITAL MICRO CAP FUND
                       STATEMENT OF ASSETS AND LIABILITIES
                                NOVEMBER 22, 2000

--------------------------------------------------------------------------------

ASSETS
Cash.........................................................$100,000


NET ASSETS...................................................$100,000
                                                             ========

Shares of common stock outstanding
(Unlimited shares authorized,
No par value)................................................  10,000
                                                             ========



Net asset value, offering price and
redemption price per share.................................. $ 10.00
                                                            ========






          The accompanying notes are an integral part of this statement

                          SATUIT CAPITAL MICRO CAP FUND

                  NOTES TO STATEMENTS OF ASSETS AND LIABILITIES

                                NOVEMBER 22, 2000

--------------------------------------------------------------------------------

1. ORGANIZATION - The Satuit Capital Micro Cap Fund (the "Fund") is a series of Satuit Capital Management Trust. The Fund is a no-load, diversified, open-end management investment company. The Fund's principal investment objective is to provide investors with long-term capital appreciation. On November 22, 2000, 10,000 shares of the Fund were issued for cash at a purchase price of $10.00 per share. The Fund has had no operations except for the initial issuance of shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Equity securities are valued at the last sale price on the exchange or the over-the-counter market in which such securities are primarily traded, or lacking any sales, the last available bid price. Foreign securities are valued on the basis of market quotations from the primarily market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. Certain short-term securities are valued on the basis of amortized cost. Securities for which current market quotations are not readily available are valued at fair value as determined in good faith by and under the direction of the Fund's Board of Trustees.

     Security transactions are recorded on trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

     The Fund intents to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its net investment income and net realized capital gains in order to relieve the Fund from all federal income taxes.

     Expenses incurred in connection with the organization of the Fund and the initial offering of shares of will be permanently absorbed by Satuit Capital Management LLC (the "Adviser").

3. ADVISORY FEE AND OTHER TRANSACTIONS - The Fund has entered into an Investment Advisory Agreement with the Adviser. The Adviser is responsible for formulating the Fund's investment program, making day-to-day investment decisions and engaging in portfolio transactions. The Adviser also furnishes corporate offices, provides office space, services and equipment and supervises all matters relating to the Fund's operations. For its services, the Adviser will receive an advisory fee at an annual rate of 1.50% of the average daily value of the net assets of the Fund.

     The Fund has entered into an Administration and Shareholder Servicing Agreement with American Data Services, Inc. ("ADS"). ADS will provide administrative, accounting, executive and regulatory services. For it services, ADS will receive a fee based on a sliding scale ranging from .35% of the first $50 million of average net assets, down to .20% of assets greater than $150 million.

PART C


ITEM 23.

EXHIBIT NUMBER    DESCRIPTION OF EXHIBIT
(a)               Certificate  of Trust  and  Declaration  of Trust
                  (See Note 1);  Amendment  No. 1 to the
                  Declaration of Trust (See Note 2)
(b)               Bylaws (See Note 1)
(c)               Not Applicable.
(d)               Form of Investment Advisory Agreement (See Note 1)
(e)               Form of Distribution Agreement (See Note 1)
(f)               Not Applicable.
(g)               Form of Custody Agreement (See Note 1)
(h)(1)            Form of Administrative Service Agreement (See Note 1)
(h)(2)            Form of Transfer Agency Agreement (See Note 1)
(h)(3)            Form of Shareholder Servicing Agreement (See Note 1)
(i)               Opinion of Spitzer & Feldman P.C. as to the legality of the securities being registered, including their consent to the filing thereof and as to the use of their name in the
                  Prospectus (See Notes 2 and 3)
(j)               Consent of Spitzer & Feldman P.C. (See Note 3)
(j)(1)            Consent of McCurdy & Associates, CPAs, Inc., independent
                  auditors (See Notes 2 and 3)
(j)(2)            Consent of McCurdy & Associates, CPAs, Inc., independent
                  auditors (See Note 3)
(k)               Not Applicable.
(l)               Subscription Agreement (See Note 1)
(m)               Not Applicable
(n)               Not Applicable.
(n)               Not Applicable
(o)               Code of Ethics (See Note 1)
Other Exhibits    Not Applicable
------------------------------
Notes to Exhibits:

(1) Filed as a part of the Registrant's Registration Statement on September 1, 2000.

(2) Filed as a part of Pre-Effective Amendment No. 3 to the Registration Statement on November 22, 2000.

(3)  Filed Herewith

ITEM 24.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

          Not applicable

ITEM 25.  INDEMNIFICATION.

          (a) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 26.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS.

          Besides serving as investment adviser to the Fund, the Adviser is not currently (and has not during the past two years) engaged in any other business, profession, vocation or employment of a substantial nature. Information regarding the business, vocation or employment of a substantial nature of the Adviser and its officers is incorporated by reference to the information contained in Part B of this Registration Statement.


ITEM 27.  PRINCIPAL UNDERWRITERS.

          (a) The principal underwriter of the Trust's shares, AmeriMutual Funds Distributor, Inc., currently acts as a principal underwriter, depositor or investment adviser for the following other investment companies:

          Canandaigua Funds
          ICM Series Trust
          iMillennium Capital Trust
          MP 63 Fund
          Alpha Funds
          DCM Series Trust
          Questar Funds, Inc.
          The North Country Funds

          AmeriMutual Funds Distributor, Inc., is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. AmeriMutual Funds Distributor, Inc. is an indirect wholly-owned subsidiary of Orbitex Financial Services Group, Inc.

          (b) The following table contains information with respect to each director, officer or partner AmeriMutual Funds Distributor, Inc.:

   NAME AND PRINCIPAL        POSITIONS AND OFFICES       POSITIONS AND OFFICES
    BUSINESS ADDRESS*          WITH UNDERWRITER             WITH REGISTRANT
   ------------------        --------------------        ---------------------

 Christopher Klutch         Director, President, CEO              None

 Vali Nasr                  General Principal, Financial          None
                            and Operations Principal
 Nathan O'Steen             Vice President, General               None
                            Principal, Chief Compliance
                            Officer

 Michael Miola              Vice President                        None
 Richard E. Stierwalt       Director, Chief Operations            None
                            Officer

* Unless otherwise indicated, all addresses are: The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, NY 11788

(c)       Not Applicable.


ITEM 28.  LOCATION OF ACCOUNTS AND RECORDS

          The accounts and records of the Trust required to be maintained by
          Section 31(a) of the 1940 Act and the rules promulgated thereunder are located, in whole or in part, at the offices of the Administrator, American Data Services, Inc., at The Hauppauge Corporate Center, 150 Motor Parkway, Hauppauge, New York 11788 and custodial records which are maintained at the offices of Custodial Trust Company, the Custodian, are located at 101 Carnegie Center, Princeton, New Jersey 08540-6231350.


ITEM 29.  MANAGEMENT SERVICES

          Not applicable.


ITEM 30.  UNDERTAKINGS.

          Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scituate and State of Massachusetts, on the 8th day of December, 2000.

                                           SATUIT CAPITAL MANAGEMENT TRUST


                                           By: /S/  ROBERT J. SULLIVAN
                                              ----------------------------------
                                              Robert J. Sullivan, President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


/S/    ROBERT J. SULLIVAN          President, and               December 8, 2000
--------------------------         Chairman of the Board of Trustees
       Robert J. Sullivan


/S/ MICHAEL D. MUFFOLETTO          Trustee                      December 8, 2000
-------------------------
    Michael D. Muffoletto


/S/ KEVIN M. HAGGERTY              Trustee                      December 8, 2000
----------------------
    Kevin M. Haggerty

     The above persons signing as Trustees are all of the members of the Trust's Board of Trustees.

/S/  KEITH D. KEMP                 Treasurer                    December 8, 2000
------------------
     Keith D. Kemp